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                          May 7, 2020

       Lisa Walters-Hoffert
       Chief Financial Officer
       Dare Bioscience, Inc.
       3655 Nobel Drive, Suite 260
       San Diego, California 92122

                                                        Re: Dare Bioscience,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 1, 2020
                                                            File No. 333-237954

       Dear Ms. Walters-Hoffert:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 441-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Edwin Astudillo, Esq.